Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust announces new Director appointments

     CALGARY, June 2 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") is pleased to announce the appointment of, Ms. Kathleen M.
O'Neill to the Board of Directors. Ms. O'Neill is a corporate director and has extensive experience in accounting and financial services. Prior to 2005, she was an Executive Vice-President of BMO Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in
1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is an FCA
(Fellow of Institute of Chartered Accountants) and has her ICD.D designation from the Institute of Corporate Directors. Ms. O'Neill currently serves on the board of directors of Finning International Inc., which is the world's largest
Caterpillar dealer; and the TMX Group Inc.which operates cash and derivative markets (including the TSX, TSX Venture Exchange, NGX, and the Montreal
Exchange), clearing facilities and data services. Ms. O'Neill is Chair of St
Joseph's Health Centre Foundation of Toronto and previous Chair of St Joseph's
Health Centre.
     ARC also welcomes Mr. Harold N. Kvisle, to the Board of Directors. Mr.
Kvisle is currently the President and CEO of TransCanada Corporation. Prior to
joining TransCanada, Mr. Kvisle was the President of Fletcher Challenge Energy
Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum
Limited, is former Chair of the Interstate Natural Gas Association of America
(INGAA) and is former Chair of the Mount Royal College Board of Governors.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.7 billion. ARC
Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com, or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll
Free: 1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 08:00e 02-JUN-09